EXHIBIT 99.1

Gilat Satellite Networks Ltd. Announces Resignation of Jeremy Blank as a Director

Petah Tikva, Israel, September 22, 2014 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported that Jeremy Blank resigned as a member of the board of directors of the Company effective September 30, 2014.